UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Lakes Aviation, Ltd.

File No. 0-23224 - CF#23665

Great Lakes Aviation, Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 13, 2003.

Based on representations by Great Lakes Aviation, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25 through May 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal